SUB-ITEM 77C

     On October 15, 2004, the majority shareholders of the Preferred International Growth Fund approved by written consent the Subadviser Agreement between Caterpillar Investment Management Ltd. ("CIML") and McKinley Capital Management, Inc. with respect to the Preferred International Growth Fund.

     On July 13, 2004, the majority shareholder of the Preferred Asset Allocation Fund approved by written consent the Subadviser Agreement between Caterpillar Investment Management Ltd. ("CIML") and PanAgora Asset Management, Inc. with respect to a portion of the Preferred Asset Allocation Fund.